Exhibit 99.1
For Immediate Release

Contact for Media:     Vincent Power
Sears Canada Corporate Communications
vpower@sears.ca

Sears Canada Acknowledges Sears Holdings Release Announcing Possible Divestiture

TORONTO, May14, 2014 - Sears Canada Inc. (TSX: SCC) acknowledges the release today by Sears Holdings Corporation (NASDAQ: SHLD) announcing its intention to explore strategic alternatives including the potential divestiture of its remaining shares in Sears Canada and/or the sale of Sears Canada as a whole. Sears Canada’s board and management intend to cooperate fully with Sears Holdings in this process to achieve value for all shareholders.
The text of the Sears Holdings release on this issue is set out below.
Although the Company believes that the forward-looking information presented with respect to a possible divestiture by Sears Holdings is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.
The following is the text of the Sears Holdings release:
NEWS MEDIA CONTACT:
Sears Holdings Public Relations
(847) 286-8371
                         FOR IMMEDIATE RELEASE:
May 14, 2014
SEARS HOLDINGS PROVIDES UPDATE ON ITS INTEREST IN SEARS CANADA INC.
HOFFMAN ESTATES, Ill. - Sears Holdings Corporation (NASDAQ: SHLD) announced today that it is exploring strategic alternatives for its 51% interest in Sears Canada, including a potential sale of Sears Holdings’ interest or Sears Canada as a whole. In connection with those efforts, Sears Holdings intends to engage an investment banking firm.
Sears Canada’s board of directors has advised Sears Holdings that Sears Canada’s board and management intend to cooperate fully with Sears Holdings in this process to achieve value for all shareholders.
Forward-Looking Statements
This press release contains forward-looking statements with respect to possible transactions involving Sears Canada Inc. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: our ability to enter into or complete a possible transaction with respect to Sears Canada on acceptable terms, on intended timetables or at all; the form or terms and conditions of any such transaction; the impact of the evaluation and/or completion of any such transaction on our other businesses; and the potential impact on our business from the announcement contained in this press release. We intend the forward-looking statements to speak only as of the time made and do not undertake to update or revise them as more information becomes available except as required by law.

About Sears Holdings Corporation
Sears Holdings Corporation (NASDAQ: SHLD) is a leading integrated retailer focused on seamlessly connecting the digital and physical shopping experiences to serve our members - wherever, whenever and however they want to shop. Sears Holdings is home to Shop Your Waytm, a social shopping platform offering members rewards for shopping at Sears and Kmart as well as with other retail partners across categories important to them. The company operates through its subsidiaries, including Sears, Roebuck and Co. and Kmart Corporation, with more than 2,350 full-line and specialty retail stores in the United States and Canada. For more information, visit www.searsholdings.com.

** * **

This is the conclusion of the text of the Sears Holdings release.
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 234 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 97 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.